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                                                                       EXHIBIT 1

AGREEMENTS RELATING TO EMPLOYMENT FOR EXECUTIVE MANAGEMENT

The Company has entered into separate Noncompetition Agreements with Messrs. Reynolds, Tucker and North. The terms and conditions of these Noncompetition Agreements are identical for each of Messrs. Reynolds, Tucker and North and provide that in the event the individual's employment is terminated or the individual terminates employment for good reason (e.g., loss or reduction of title, responsibility, pay or benefits) within three years following a change in control as defined in the Noncompetition Agreement, the individual agrees not to compete for a period of 12 months, as an owner, employee, consultant or agent of any entity which competes in any material respect with the Company ("Competitor"). The noncompetition provisions do not apply in the event (i) less than thirty percent (30%) of the Competitor's revenue in the last fiscal year was related to Competitor's product lines which compete with the Company ("Competing Products"), or (ii) the individual provides services to a Competitor which are unrelated to the Competitor's Competing Products. Pursuant to the Noncompetition Agreements, Messrs. Reynolds, Tucker and North will receive certain benefits in the event their respective employment with the Company is terminated or the individual terminates his employment for good cause (as defined in the Noncompetition Agreements) within three years following a change in control of the Company.
In such event, the individual will receive three times his average annual compensation (as reported on the applicable Forms W-2 from the Company) for the five years ending prior to termination, a continuation of health, life and disability benefits for three years, and use of a Company-provided vehicle for three years (including the cost of repair, maintenance and insurance).